--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 3
                               (FINAL AMENDMENT)
                               TO SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                        UNDER THE SECURITIES ACT OF 1934

                               ----------------

                        PEERLESS INDUSTRIAL GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                          R-B ACQUISITION CORPORATION
                            R-B CAPITAL CORPORATION
                           RIDGE CAPITAL CORPORATION
                 WILLIAM BLAIR MEZZANINE CAPITAL FUND II, L.P.
                          PANDORA CAPITAL CORPORATION
                               HARRINGTON BISCHOF
                                J. BRADLEY DAVIS
                                   (BIDDERS)

COMMON STOCK, NO PAR VALUE PER SHARE AND CLASS B COMMON STOCK, NO PAR VALUE PER
                                     SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  254680-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               HARRINGTON BISCHOF
                          R-B ACQUISITION CORPORATION
                              257 EAST MAIN STREET
                           BARRINGTON, ILLINOIS 60010
                                 (847) 381-2510
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                                    COPY TO:
                            RICHARD S. MILLARD, ESQ.
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                            CHICAGO, ILLINOIS 60603
                                 (312) 782-0600

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            SCHEDULE 14D-1 AND 13D

                                                          Page 1 of 7 Pages
  CUSIP NO. 254680-10-1



-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: R-B ACQUISITION CORPORATION
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A) [X]
                                                                (B) [_]

-------------------------------------------------------------------------------
 3 SEC USE ONLY:

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  AF

-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  MINNESOTA

-------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  4,864,882 SHARES OF COMMON STOCK AND 1,227,273 SHARES OF CLASS B COMMON
     STOCK*

-------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

-------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  96.4% OF COMMON STOCK AND 100% OF CLASS B COMMON STOCK*

-------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON*:
  CO, GM

-------------------------------------------------------------------------------

--------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and
   (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. As of May 16, 1997, the Purchaser accepted all Shares validly tendered pursuant to the Offer, such Shares representing approximately 97.1% of the outstanding Shares.

                            SCHEDULE 14D-1 AND 13D

                                                          Page 2 of 7 Pages
  CUSIP NO. 254680-10-1



-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: R-B CAPITAL CORPORATION
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A) [X]
                                                                (B) [_]

-------------------------------------------------------------------------------
 3 SEC USE ONLY:

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  AF

-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

-------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  4,864,882 SHARES OF COMMON STOCK AND 1,227,273 SHARES OF CLASS B COMMON
     STOCK*

-------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

-------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  96.4% OF COMMON STOCK AND 100% OF CLASS B COMMON STOCK*

-------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON*:
  CO, GM, HC

-------------------------------------------------------------------------------

--------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and
   (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. As of May 16, 1997, the Purchaser accepted all Shares validly tendered pursuant to the Offer, such Shares representing approximately 97.1% of the outstanding Shares.

                            SCHEDULE 14D-1 AND 13D

                                                          Page 3 of 7 Pages
  CUSIP NO. 254680-10-1



-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: RIDGE CAPITAL CORPORATION
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A)[X]
                                                                (B) [_]

-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  WC

-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

-------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  4,864,882 SHARES OF COMMON STOCK AND 1,227,273 SHARES OF CLASS B COMMON
     STOCK*

-------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

-------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
  96.4% OF COMMON STOCK AND 100% OF CLASS B COMMON STOCK*

-------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
  CO, GM

-------------------------------------------------------------------------------

--------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and
   (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. As of May 16, 1997, the Purchaser accepted all Shares validly tendered pursuant to the Offer, such Shares representing approximately 97.1% of the outstanding Shares.

                            SCHEDULE 14D-1 AND 13D

                                                          Page 4 of 7 Pages
  CUSIP NO. 254680-10-1



-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: PANDORA CAPITAL CORPORATION
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A)[X]
                                                                (B) [_]

-------------------------------------------------------------------------------
 3 SEC USE ONLY

-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  WC

-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

-------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  4,864,882 SHARES OF COMMON STOCK AND 1,227,273 SHARES OF CLASS B COMMON
     STOCK*

-------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

-------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  96.4% OF COMMON STOCK AND 100% OF CLASS B COMMON STOCK*

-------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
  CO, GM

-------------------------------------------------------------------------------

--------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and
   (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. As of May 16, 1997, the Purchaser accepted all Shares validly tendered pursuant to the Offer, such Shares representing approximately 97.1% of the outstanding Shares.

                             SCHEDULE 14D-1 AND 13D

                                                          Page 5 of 7 Pages
  CUSIP NO. 254680-10-1



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: WILLIAM BLAIR MEZZANINE CAPITAL FUND II, L.P.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A) [X]
                                                                (B) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY:

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  WC

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  4,864,882 SHARES OF COMMON STOCK AND 1,227,273 SHARES OF CLASS B COMMON
     STOCK*

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  96.4% OF COMMON STOCK AND 100% OF CLASS B COMMON STOCK*

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON*:
  PN, GM

--------------------------------------------------------------------------------

--------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. As of May 16, 1997, the Purchaser accepted all Shares validly tendered pursuant to the Offer, such Shares representing approximately 97.1% of the outstanding Shares.

                             SCHEDULE 14D-1 AND 13D

                                                          Page 6 of 7 Pages
  CUSIP NO. 254680-10-1



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: HARRINGTON BISCHOF
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A) [X]
                                                                (B) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY:

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  AF

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  UNITED STATES

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  4,864,882 SHARES OF COMMON STOCK AND 1,227,273 SHARES OF CLASS B COMMON
     STOCK*

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  96.4% OF COMMON STOCK AND 100% OF CLASS B COMMON STOCK*

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON*:
  IN, GM

--------------------------------------------------------------------------------

--------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. As of May 16, 1997, the Purchaser accepted all Shares validly tendered pursuant to the Offer, such Shares representing approximately 97.1% of the outstanding Shares.

                             SCHEDULE 14D-1 AND 13D

                                                          Page 7 of 7 Pages
  CUSIP NO. 254680-10-1



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSONS: J. BRADLEY DAVIS
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                (A) [X]
                                                                (B) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY:

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS (SEE INSTRUCTIONS):
  AF

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  UNITED STATES

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  4,864,882 SHARES OF COMMON STOCK AND 1,227,273 SHARES OF CLASS B COMMON
     STOCK*

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS):
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  96.4% OF COMMON STOCK AND 100% OF CLASS B COMMON STOCK*

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON*:
  IN, GM

--------------------------------------------------------------------------------

--------
* On April 11, 1997, R-B Acquisition Corporation, a Minnesota corporation (the "Purchaser"), R-B Capital Corporation, a Delaware corporation (the "Parent") and certain shareholders of Peerless Industrial Group, Inc., a Minnesota corporation (the "Company") entered into a Tender and Stock Option Agreement (the "Tender Agreement") pursuant to which such shareholders agreed (i) to tender to Purchaser in the Offer described herein all shares of the Company's common stock, no par value per share and Class B Common Stock no par value per share (collectively, the "Shares") owned or hereafter acquired by them, at a price of $1.67 per share, and (ii) granted to Purchaser an option (the "Stock Option") to purchase, under certain circumstances, at a price of $1.67 per share, Shares in an aggregate amount equal to 19.9% of the Company's aggregate outstanding Shares. The Tender Agreement is more fully described in Section 11 of the Offer to Purchase, which is attached hereto as Exhibit (a)(1). Prior to April 11, 1997, neither the Purchaser nor any of its affiliates beneficially owned any Shares. As of May 16, 1997, the Purchaser accepted all Shares validly tendered pursuant to the Offer, such Shares representing approximately 97.1% of the outstanding Shares.

  This Amendment No. 3 supplements and amends, and constitutes the final amendment to, the Tender Offer Statement on Schedule 14-D-1, as amended to date (the "Schedule 14D-1"), relating to a tender offer by R-B Acquisition Corporation, a Minnesota corporation and a wholly owned subsidiary of R-B Capital Corporation, a Delaware corporation, to purchase all outstanding shares of Common Stock, no par value, and the Class B Common Stock, no par value, of Peerless Industrial Group, Inc., a Minnesota corporation. This Amendment No. 3 also amends the Schedule 14D-1 to constitute a Statement on
Schedule 13D with respect to the purchase of Shares in the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  Item 6 of the Schedule 14D-1 is hereby amended to add the following information:

  Following the expiration of the Offer at 12:00 midnight, New York City time, on May 15, 1997, the Purchaser accepted for payment all Shares validly tendered pursuant to the Offer and not withdrawn. The Purchaser has been informed by the Depositary that 6,092,155 Shares (including 275,186 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 97.1% of the outstanding Shares, were validly tendered and not withdrawn. A copy of the press release issued on May 16, 1997 with respect to the foregoing is attached as Exhibit (a) hereto and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  Item 11 of the Scheduled 14D-1 is hereby amended and supplemented by adding the following:

  (a)(9) Press release issued by the Purchaser on May 16, 1997.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 1997
                                          R-B Acquisition Corporation

                                          /s/ Harrington Bischof
                                          -------------------------------------
                                          Name: Harrington Bischof
                                          Title: President

                                          R-B Capital Corporation

                                          /s/ Harrington Bischof
                                          -------------------------------------
                                          Name: Harrington Bischof
                                          Title: President

                                          Ridge Capital Corporation

                                          /s/ J. Bradley Davis
                                          -------------------------------------
                                          Name: J. Bradley Davis
                                          Title: President

                                          Pandora Capital Corporation

                                          /s/ Harrington Bischof
                                          -------------------------------------
                                          Name: Harrington Bischof
                                          Title: President

                                          William Blair Mezzanine Capital Fund
                                           II, L.P.

                                          By: William Blair Mezzanine Capital
                                           Partners II, L.L.C., its general
                                           partner

                                          By: /s/ Terrance M. Shipp
                                            -----------------------------------
                                          Name: Terrance M. Shipp
                                          Title: Managing Director

                                          Harrington Bischof

                                          By: /s/ Harrington Bischof
                                            -----------------------------------

                                          J. Bradley Davis

                                          By: /s/ J. Bradley Davis
                                            -----------------------------------

                                 EXHIBIT INDEX

     EXHIBIT
     NO.                                DESCRIPTION
     -------                            -----------
     *(a)(1)  Offer to Purchase, dated April 17, 1997.
     *(2)     Letter of Transmittal.
     *(3)     Letter, dated April 17, 1997, from the Information Agent to brokers, dealers, commercial banks, trust companies and
              nominees.
     *(4)     Letter, dated April 17, 1997, to be sent by brokers, dealers, commercial banks, trust companies and nominees to their
              clients.
     *(5)     Notice of Guaranteed Delivery.
     *(6)     IRS Guidelines to Substitute Form W-9.
     *(7)     Press Release, dated April 14, 1997.
     *(8)     Summary newspaper advertisement, dated April 17, 1997.
     (9)      Press Release, dated May 16, 1997.
     *(b)     Form of Senior Subordinated Loan Agreement between the Parent and William Blair Mezzanine Capital Fund II, L.P.
     *(c)(1)  Confidentiality and Non Disclosure Agreement, dated October 30,
              1996, between Pandora Capital Corporation and the Company.
     *(c)(2)  Agreement and Plan of Merger, dated as of April 11, 1997, among the Parent, the Purchaser and the Company.
     *(c)(3)  Tender and Stock Option Agreement, dated as of April 11, 1997, among the Parent, the Purchaser and various shareholders of the
              Company.
     *(c)(4)  Form of Consulting Agreement among The Company, Peerless Chain
              Company and William Spell.
     (d)      Not applicable.
     (e)      Not applicable.
     (f)      Not applicable.

--------
*  Previously filed.